Exhibit 3.2

RESOLVED, that the first paragraph of Bylaw Article II, Section 1, is hereby amended to read as follows:

The business and affairs of the Corporation shall be under the direction of its Board of Directors. The number of Directors who shall constitute the Whole Board shall be such number as the Board of Directors shall from time to time have designated, except that in the absence of such designation shall be eleven. The Board of Directors shall annually elect a Chairman of the Board from among its members who shall, when present, preside at the meetings.